UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

January 19, 2023

Date of Report (Date of earliest event reported)

Lionheart III Corp

(Exact Name of Registrant as Specified in its Charter)

Delaware	001-41011	36-4981022
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4218 NE 2nd Avenue, Miami, FL	33137
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code: (305) 573-3900

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Units, each consisting of one share of Class A Common Stock, $0.0001 par value, and one-half of one Redeemable Warrant	LIONU	The Nasdaq Capital Market LLC
Shares of Class A common stock included as part of the units	LION	The Nasdaq Capital Market LLC
Redeemable warrants included as part of the units, each whole warrant exercisable for one share of the Class A common stock at an exercise price of $11.50	LIONW	The Nasdaq Capital Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company  ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ☐

Item 1.01	Entry into a Material Definitive Agreement.

On January 19, 2023, Lionheart III Corp (the “Company”), Security Matters Limited (“SMX”) and Empatan PLC (“Parent”) entered into a Deed of Variation – Scheme Implementation Deed (the “Deed of Variation”) to the previously announced Scheme Implementation Deed dated July 26, 2022 between the parties (the “SID”) to, among other things, implement certain amendments to the SID, including clarifications of references to certain option grants and security interests. All other terms of the SID remain unchanged.

The foregoing description of the Deed of Variation is qualified in its entirety by references to the full text of such document, a copy of which is filed herewith as Exhibit 2.1.

Important Information and Where to Find It

In connection with the potential business combination (the “proposed business combination”), a registration statement on Form F-4 (the “Form F-4”) was filed by Empatan Public Limited Company, a public limited company incorporated in Ireland with registered number 722009 (the “Parent”) with the U.S. Securities and Exchange Commission (the “SEC”). Upon the closing of the proposed business combination, it is expected that the Parent will be the ultimate parent of Lionheart III Corp (“Lionheart”) and Security Matters Limited (“SMX”). The Form F-4 includes a preliminary proxy statement /prospectus to be distributed to holders of Lionheart’s common stock in connection with Lionheart’s solicitation of proxies for the vote of its stockholders in connection with the proposed business combination and other matters as described in the Form F-4, as well as a prospectus relating to the offer and sale of securities to be issued in connection with the completion of the business combination. This document does not contain all the information that should be considered concerning the proposed business combination and is not intended to form the basis of any investment decision or any other decision in respect of the proposed business combination. Lionheart and SMX urge investors, stockholders and other interested persons to read the Form F-4, including the proxy statement/prospectus included therein and the amendments thereto as well as any other documents filed with the SEC in connection with the proposed business combination as these materials will contain important information about SMX, Lionheart, the Parent and the proposed business combination. After the Form F-4 has been declared effective, the definitive proxy statement/prospectus will be mailed to Lionheart’s stockholders as of the record date established for voting on the proposed business combination. Lionheart’s stockholders will also be able to obtain copies of such documents, without charge, once available, at the SEC’s website at www.sec.gov, or by directing a request to: Lionheart III Corp, 4218 NE 2nd Avenue, Miami, Florida 3313.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED THEREIN.

Participants in the Solicitation of Proxies

This communication is not a solicitation of a proxy from any investor or securityholder. Lionheart, SMX, and their respective directors, executive officers and other members of their management and employees, may, under SEC rules, be deemed to be participants in the solicitation of proxies of Lionheart’s stockholders in connection with the proposed business combination. Investors and securityholders may obtain more detailed information regarding the names, affiliations and interests of Lionheart’s directors and executive officers in Lionheart’s Annual Report on Form 10-K filed with the SEC on April 14, 2022, the proxy statement/prospectus, other relevant materials filed with the SEC in connection with the proposed business combination when they become available, and other reports filed with the SEC. These documents can be obtained free of charge from the sources indicated above.

No Offer or Solicitation

No offer or offering of equity interests or securities of any kind is being made, conducted or extended at this time. This communication is for informational purposes only and does not constitute or include an offer to sell, or a solicitation of an offer to purchase or subscribe for, equity interests or securities of any kind or a solicitation of any vote of approval, nor shall there be any sale, issuance or transfer of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Any such offer or solicitation will be made only in connection with the delivery of a prospectus meeting the requirements of the Securities Act of 1933, as amended (“Securities Act”), or exemptions therefrom.

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Forward-Looking Statements

This communication includes forward-looking statements that involve risks and uncertainties. Forward-looking statements are statements that are not historical facts. Such forward-looking statements, including the identification of a target business and potential business combination or other such transaction, are subject to risks and uncertainties, which could cause actual results to differ from the forward-looking statements. These risks and uncertainties include, but are not limited to, those factors described in the section entitled “Risk Factors” in the annual report on Form 10-K filed by Lionheart on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Important factors, among others, that may affect actual results or outcomes include: (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of SMX and Lionheart to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination or that the approval of the stockholders of Lionheart or equity holders of SMX is not obtained; (iii) failure to realize the anticipated benefits of the proposed business combination;(iv) SMX’s limited operating history; (v) SMX’s ability to grow and manage its growth effectively; (vi) SMX’s ability to execute its business plan; (vii) SMX’s estimates of the size of the markets for its products; (viii) the rate and degree of market acceptance of SMX’s products; (ix) SMX’s ability to identify and integrate acquisitions; (x) SMX’s future investments in its technology and operations; (xi) potential litigation involving Lionheart or SMX or the validity or enforceability of SMX’s intellectual property; (xii) risks relating to the uncertainty of the projected financial information with respect to SMX; (xiii) the effects of competition on SMX’s business; (xiv) developments and changes in laws and regulations; (xv) the impact of significant investigative, regulatory or legal proceedings; (xvi) general economic and market conditions impacting demand for SMX’s products and services; (xvii) the amount of redemption requests made by Lionheart’s public stockholders; (xviii) the amount of cash available following any redemptions by Lionheart stockholders; (xix) the ability to meet Nasdaq’s listing standards following the consummation of the proposed transaction; (xx) the ability of Lionheart or the combined company to issue equity or equity-linked securities in connection with the proposed business combination or in the future; and such other risks and uncertainties as are discussed in the Lionheart’s annual report on Form 10-K filed with the SEC on April 14, 2022 and the proxy statement/prospectus filed relating to the proposed business combination. Other factors include the possibility that the proposed business combination does not close, including due to the failure to receive required security holder approvals, or the failure of other closing conditions. Lionheart expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Lionheart’s expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

Item 9.01	Financial Statement and Exhibits.

(d) Exhibits.

Exhibit Number	Description

2.1	Deed of Variation – Scheme Implementation Deed dated January 19, 2023, between Lionheart III Corp, Empatan PLC and Security Matters Limited.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 20, 2023

LIONHEART III CORP

By:	/s/ Ophir Sternberg
Name:	Ophir Sternberg
Title:	Chairman, President and Chief Executive Officer

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Exhibit 2.1

Deed of Variation - Scheme Implementation Deed

Lionheart III Corp

and

Empatan PLC

and

Security Matters Limited

ACN 626 192 998

Table of Contents

1.	Definitions and interpretation	1
1.1	Definitions	1
1.2	Interpretation	1

2.	Variation of SID	2
2.1	Variation	2
2.2	Confirmation of the SID	3
2.3	Prior rights and obligations not affected	3

3.	Inconsistency	3

4.	General	3
4.1	Severability	3
4.2	No variation	3
4.3	Execution and delivery	3
4.4	Counterparts	4
4.5	Governing law and jurisdiction	4

Deed of Variation

Date 19 January 2023

Parties

1.	Lionheart III Corp a Delaware Corporation of 4218 NE 2nd Avenue, Miami, FL 33137 (Lionheart)

2.

Empatan PLC a public limited company incorporated in Ireland with registered number 722009 and a registered address at Mespil Business Centre, Mespil House, Sussex Road, Dublin 4, Ireland, D04 T4A6 (Parent)

3.	Security Matters Limited ACN 626 192 998 of Level 25, 525 Collins Street, Melbourne, Victoria 3000 (SMX)

Background

A.	The parties are parties to the SID.

B.	The parties varied the SID by way of a Deed of Variation on 8 January (“First Deed”)

C.	The parties wish to further vary the SID as set out in this Deed

Agreed terms

1.	Definitions and interpretation

1.1	Definitions

(a)	In this Deed:

ASIC means Australian Securities and Investments Committee;

Business Day means a day that is not a Saturday, Sunday, public holiday or bank holiday in Melbourne;

Deed means this deed including the background, any schedules and any annexures;

Effective Date means the date of this deed;

First Deed means the Deed of Variation executed by the parties on or about 8 January 2023

SID means the Scheme Implementation Deed made between the parties and dated 26 July 2022; and

(b)	Unless otherwise indicated, words or expressions defined in the Deed have the same meaning in this deed.

1.2	Interpretation

In this Deed, unless the context requires otherwise:

(a)	the singular includes the plural and vice versa;

(b)	a gender includes the other genders;

(c)	headings are used for convenience only and do not affect the interpretation of this Deed;

(d)	other grammatical forms of a defined word or expression have a corresponding meaning;

(e)	a reference to a document is to that document as amended, novated, supplemented, extended or restated from time to time;

(f)	a reference to a party is to a party to this deed and includes that party’s executors, administrators, successors, permitted assigns and permitted substitutes;

(g)	“person” includes a natural person, partnership, body corporate, association, joint venture, governmental or local authority, and any other body or entity whether incorporated or not;

(h)	a reference to all or any part of a statute, rule, regulation or ordinance (statute) is to that statute as amended, consolidated, re-enacted or replaced from time to time;

(i)	“include”, “for example” and any similar expressions are not used, and must not be interpreted, as words of limitation;

(j)

a reference to any agency or body that ceases to exist, is reconstituted, renamed or replaced, or has its powers or functions removed (defunct body) is to the agency or body that performs most closely the powers or functions of the defunct body;

(k)	any provision in this Deed which is in favour of more than one person benefits all of them jointly and each of them severally; and

(l)	any provision in this Deed which binds more than one person binds all of them jointly and each of them severally.

2.	Further Variation of SID

2.1	Variation

With effect on and from the Effective Date, the SID is varied as follows:

(a)	modify the definition of encumbrances to add ‘with the exclusion of security granted pursuant to bridge loans disclosed in the Scheme Booklet’

(b)

the parties acknowledge that the share capital of SMX has changed since the execution of the SID and the First Deed and the changes set out below are to replace the incorrect share capital currently contained in the First Deed:

(i)	a total of 167,854,581 SMX Shares on issue;

(ii)	a total of 32,122,957 SMX Options on issue; and

(iii)	a total of 13,914,114 ESOP Options on issue.

(c)

The parties acknowledge that Michal Firstinberg holds 77,025 options, and has paid the exercise price for them. As such, prior to the implementation of the SID, she will be issued with shares which shall immediately convert as part of the scheme.

2.2	Confirmation of the SID

All provisions of the SID other than those varied by clause 2.1 or varied by the First Deed remain unchanged and continue in full force.

3.	General

3.1	Severability

Any provision of this Deed which is invalid in any jurisdiction must, in relation to that jurisdiction:

(a)	be read down to the minimum extent necessary to achieve its validity, if applicable; and

(b)	be severed from this Deed in any other case,

without invalidating or affecting the remaining provisions of this Deed or the validity of that provision in any other jurisdiction.

3.2	No variation

This Deed cannot be amended or varied except in writing signed by the parties.

3.3	Execution and delivery

By executing this Deed, a party intends:

(i)	to be immediately bound by this Deed; and

(ii)	for such execution to constitute delivery of this Deed to each other party.

(b)	Nothing in this clause 3.3 should be taken to exclude any statutory or common law principle applicable to the proper execution and delivery of a deed.

(c)

This clause 3.3 supersedes, terminates and replaces any prior agreements and communications between the parties which indicate that the agreements recorded in this Deed are “subject to contract” or similar arrangements.

3.4	Counterparts

If this Deed consists of a number of signed counterparts, each is an original and all of the counterparts together constitute the same document. A party may sign a counterpart by executing a signature page and electronically transmitting a copy of the signed page to each other party or their authorised representative. Signatures on behalf of one party that are on different counterparts will be taken to be, and have the same effect as, signatures on the same counterpart and on a single copy of this Deed.

3.5	Governing law and jurisdiction

(a)	This Deed is governed by and must be construed in accordance with the laws of Victoria.

(b)

The parties submit to the exclusive jurisdiction of the courts of that State and the Commonwealth of Australia in respect of all matters arising out of or relating to this Deed, its performance or subject matter.

Executed as a deed

Signed for and on behalf of Lionheart III Corp by its duly authorised representative in the presence of:

/s/ Wendy Sullivan	/s/ Paul H. Rapisarda
Signature of witness	Signature of authorised representative By executing this agreement the representative staters that they have received no notice that their authority to do so has been revoked

Wendy Sullivan	Paul H. Rapisarda
Name of witness (please print)	Name (please print)

Signed and delivered for and on behalf of and as a deed of Empatan PLC by its lawful appointed attorney in the presence of:

/s/ Haggai Alon	/s/ Doron Afik
Signature of witness	Signature of attorney

Haggai Alon	Doron Afik
Name of witness (please print)	Name of attorney (please print)

Address of witness

CEO
Occupation of witness

Executed by Security Matters Limited ACN 626 192 998 in accordance with section 127(1) of the Corporations Act 2001 (Cth):

/s/ Haggai Alon
Signature of director	Signature of director

Haggai Alon
Name (please print)	Name (please print)